Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES REPORTS ITS
2005 FIRST QUARTERLY RESULTS

MONTREAL, April 29, 2005 - For the three-month period ended March 31, 2005, Richmont Mines announces net earnings of $100,547, or $0.01 per share, compared with a net loss of $1,122,160, or $0.07 per share, for the same period last year. Cash flow from operations before net change in non-cash working capital items was $1,073,056 for the first quarter of 2005, compared with $397,713 for the same quarter in 2004. Revenues reached $7,364,652 in 2005 compared to $7,194,587 for the same period in 2004.

Beaufor Mine

For the first quarter of 2005, 65,916 tonnes of ore at an average recovered grade of 6.41 g/t were processed producing 13,589 ounces of gold compared to 53,240 tonnes of ore at an average recovered grade of 5.74 g/t processed for 9,817 ounces of gold produced in 2004. For the first quarter 2005, the total sales of the Beaufor Mine reached 12,133 ounces compared to 6,962 ounces for the same period in 2004. The rise in grades contributed to the reduction of the production cash cost. However, the rise in the Canadian dollar, which moved from an average of $0.77 in the first quarter of 2004 to $0.81 in the same period in 2005, lessened the impact of these savings. The production cash cost decreased at US$329 ($405) for the first quarter of 2005 from US$333 ($434) for the same period last year.

During the first quarter of 2005, the amount of $563,807 was invested in the Beaufor Mine, compared with $152,770 in the first quarter of 2004. Of this amount, $441,970 was invested in development for the driving of 515 metres of drifts, sublevels and raises. Richmont Mines also bought equipment in the amount of $121,837. In addition, $200,692 were spent for exploration drilling during the quarter. During the same quarter in the previous year, Richmont Mines invested $249,047 to conduct similar work.

In 2005, Richmont Mines expects to extract 255,000 tonnes of ore from the Beaufor Mine at an average grade of 6.58 g/t, for an estimated total production of 54,000 ounces of gold.

East Amphi

During the first quarter of 2005, Richmont Mines continued its advanced exploration work on the East Amphi property for an investment of $3,281,061. The main ramp was extended by 183 linear metres and reached a vertical depth of 200 metres. Moreover, the drivring of 730 metres of drifts and crosscuts was completed. A total of 6,418 metres of exploration drilling was achieved during the quarter. A drilling program of approximately 5,410 metres has begun in order to verify the extension of the zones at depth between the levels 200 and 450 (corresponding to 200 and 450 vertical metres) on a lateral distance of 275 metres. The information obtained during this exploration program will be integrated to an update of the deposit's reserves and resources and will allow Richmont Mines to make a decision on advancing the deposit into commercial production. This decision is expected for the end of the second quarter of 2005. If a favourable decision is made, the production could begin during the fourth quarter of this year and the annual investment for this property would be $10 million.

Island Gold

During the first quarter, Richmont Mines launched its major exploration program, estimated at $8 million for 2005. The amount of $1,794,945 was invested in the extension of the ramp by 181 metres and in 218 metres of driving for the ventilation drift, which work will be completed during the second quarter of 2005. Richmont Mines also intends to continue the extension of the ramp and to start drilling on the Island Zone. Richmont Mines expects to complete approximately 14,000 metres of drilling on this property during the year.

Richmont Mines has the right to acquire from Patricia Mining Corp. a 55% interest in the Island Gold project by briging the project into production or by investing up to $10 million. Assuming that the Company will obtain positive results following the work planned, this deposit may go into production by the end of the second quarter of 2006.

Valentine Lake

During the first quarter of 2005, Richmont Mines planned an exploration program for the Valentine Lake property that totals 2,250 metres of drilling. Work will begin in the second quarter, and the primary objectives will be to establish the geometry, the lateral extension and the extension at depth of the Main and Northeast zones.

This exploration program is a continuation of the one completed in 2004, which totalled more than $1 million and yielded results indicating inferred resources of 1.3 million tonnes of ore at an average grade of 8.51 g/t, or 359,500 ounces of gold. The Company has the option to acquire from Mountain Lake Resources a 70% interest in the project by investing an additional amount of $1.5 million before October 31, 2007.

Outlook for 2005

During the coming quarter, Richmont Mines expects to maintain the current rate of production at the Beaufor Mine so as to achieve total production of 60,000 ounces of gold for the year 2005, including 6,000 ounces of gold that may come from the East Amphi project in Quebec. Always upholding the goal of becoming an intermediate gold producer within three or four years, the Company will also continue the advanced exploration activities at the Island Gold property, located in Ontario, and its exploration programs planed for its other properties.

The budget for the second quarter allocates almost $6 million to exploration, which will be invested in the East Amphi, Island Gold and Valentine Lake projects. These investments will be funded from cash on hand. As at March 31, 2005, Richmont Mines holds cash, cash equivalents and short-term investments of $20,214,986, has no long-term debt and has working capital of $20,947,313. Richmont Mines has no short-term hedging contracts on gold or on currency.

Louis Dionne
President and Chief Executive Officer

Annual Meeting

The Annual and Special General Meeting of the Shareholders of Richmont Mines will be held on Thursday, May 12, 2005, at 9:00 a.m., at the Matapedia Room of the Fairmont The Queen Élizabeth, located at 900 René-Lévesque Blvd West, Montreal, Quebec.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-Americain exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

FINANCIAL DATA
	Three-month period ended March 31
	2005	2004

Results ($)
Revenues	7,364,652	7,194,587
Net earnings (loss)	100,547	(1,122,160)
Cash flow from operations before net change
in non-cash working capital items	1,073,056	397,713

Results per share ($)
Net earnings (loss)
Basic	0.01	(0.07)
Diluted	0.01	(0.07)

Weighted average number of common shares outstanding	16,165,226	16,180,063

Average selling price of gold per ounce	US$428	US$416

	March 31, 2005	December 31, 2004

Financial position ($)
Total assets	57,033,619	56,193,554
Working capital	20,947,313	25,925,031
Long-term debt	-	-

PRODUCTION AND SALES DATA
		Three-month period ended March 31
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2005	13,589	12,133	US$329
	2004	9,817	6,962	US$333
Hammerdown Mine	2005	-	307	US$15
	2004	5,396	5,221	US$323
Total	2005	13,589	12,440	US$321
	2004	15,213	12,183	US$329

2004 average exchange rate: US$1 = CAN$1.30
2005 estimated exchange rate: US$1 = CAN$1.23

Fore more information, contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor Relations	Fax:	(514) 397-8620

Trading symbol: RIC	Listings:	Toronto - Amex